SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________________________
                                             :         CERTIFICATE
CONSOLIDATED NATURAL GAS COMPANY             :              of
Pittsburgh, Pennsylvania                     :         NOTIFICATION
                                             :            NO. 14
CNG POWER COMPANY (Formerly,                 :
CNG Energy Company)                          :         TRANSACTIONS
                                             :         DURING PERIOD
File No. 70-7845                             :         _____________
                                             :
(Public Utility Holding Company Act of 1935) :        October 1, 1995
                                             :             through
                                              :      December 31, 1995
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:
	By Order dated August 27, 1992, HCAR No. 25615, the Securities and Exchange
Commission permitted the Application-Declaration of Consolidated Natural Gas
Company ("Consolidated") and its subsidiary, CNG Power Company ("CNG Power"), to become effective, thereby authorizing Consolidated to provide CNG Power up to $25,000,000 in financing through December 31, 1997, to be used by CNG Power to engage, through its NGV Division, in NGV activities (as defined in the
Application-Declaration).  (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.)  Such financing would be provided by
Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.
	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.  The
reporting for the quarterly period is as follows.


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1.	Financial Statements of CNG Power and Its NGV Division.

		The balance sheet and income statement, as of the end of the reporting period and for such period, for CNG Power and its NGV Division, respectively, are filed as Exhibits A and B.

2.	Revenues by LDC and Non-LDC States.

		The NGV Division had the following revenues from LDC states and non-LDC states (as such terms are defined in the Application-Declaration):
		For the Period	Cumulative
		______________	____________

	LDC States	$          0	$          0
	Non-LDC States	           0	           0
		____________	____________

		Total	$          0	$          0
			============	============





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

3.	NGV Activities - Expenditures and Investments.

	(a)	Joint Investments:


				                      Amount Invested
				___________________________________________________________
		Identity of		    By CNG Power	    By Others	      Total
		Investment Entity,		____________________	__________________	__________________
		Other Investors		During		During		During
		and Percentages	    Description	 the		 the		 the
		of Participation	   of Activities	Period	Cumulative	Period	Cumulative	Period	Cumulative
		__________________	___________________	______	__________	______	__________	______	__________

		       None	       None	$    0	 $      0	$    0	 $      0	$    0	 $      0



	(b)	Third Party Financing


				                 Third Party Financing
				____________________________________________________
				         Amount
		Investment Entity in Which	______________________
		CNG Power Has a Direct or	  During
		Indirect Ownership Interest	the Period	Cumulative	Description of Terms
		___________________________	__________	__________	____________________

		           None	 $      0	 $      0	        N/A



	(c)	Financing Obtained by CNG Power from Consolidated to Engage in NGV Activities:


		   Open Account Advances	     Long-Term Loans	       Common Stock
		__________________________	__________________________	__________________________
		For the Period	Cumulative	For the Period	Cumulative	For the Period	Cumulative
		______________	__________	______________	___________	______________	__________

		$            0	$    7,891	$	$	$	$




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4.	State Utility Commission Activity.

		There have been no state utility commissions proceedings concerning NGV
Activities of CNG Power for the period.

5.	Description of CNG Power's NGV Activities for the Period.

		There have been no CNG Power NGV activities of any consequence during the period.

	The "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Order have been consummated.

	CONSOLIDATED NATURAL GAS COMPANY
	CNG ENERGY COMPANY



	J. M. Hostetler
	Their Attorney


Dated this 9th day
of February, 1996